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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102).

            INFORMATION TO BE INCLUDED IN STATEMENTS
        FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
       AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                        (Amendment No. 1)


                 SHIRE PHARMACEUTICALS GROUP plc
		 -------------------------------
                        (Name of Issuer)

                Ordinary Shares, nominal value 5p
		---------------------------------
                 (Title of Class of Securities)

                           82481R106*
			   ----------
                         (CUSIP Number)

                       September 29, 2000
		       ------------------
     (Date of Event Which Requires Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


        [ ]   Rule 13d-1(b)

        [x]   Rule 13d-1(c)

        [ ]   Rule 13d-1(d)










        *The CUSIP number provided is assigned the American
Depository Shares ("ADSs") representing the Ordinary Shares of the Issuer. The positions reported by the Reporting Persons were held in the form of ADSs.

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CUSIP No. 82481R106              SCHEDULE 13G               Page 2 of 4


1   Name Of Reporting Person         YAMANOUCHI PHARMACEUTICAL CO., LTD.

    IRS Identification No. Of Above Person                    13-2971791

2   Check The Appropriate Box If A Member Of A Group            (a)  [x]
                                                                (b)  [ ]
3   SEC USE ONLY

4   Citizenship Or Place Of Organization                           Japan


 NUMBER OF     5    Sole Voting Power                                -0-
  SHARES
BENEFICIALLY   6    Shared Voting Power				     -0-
 OWNED BY
   EACH	       7    Sole Dispositive Power			     -0-
 REPORTING
PERSON WITH    8    Shared Dispositive Power                         -0-


9    Aggregate Amount Beneficially Owned By Each
     Reporting Person                                                -0-

10   Check Box If The Aggregate Amount In Row (9) Excludes
     Certain Shares                                                  [ ]

11   Percent Of Class Represented By Amount In Row 9                 -0-

12   Type Of Reporting Person                                         HC


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CUSIP No. 82481R106              SCHEDULE 13G               Page 3 of 4


1    Name Of Reporting Person             YAMANOUCHI GROUP HOLDING, INC.

     IRS Identification No. Of Above Person                   94-3091443

2    Check The Appropriate Box If A Member Of A Group           (a)  [x]
                                                                (b)  [ ]
3    SEC USE ONLY

4    Citizenship Or Place Of Organization                       Delaware


  NUMBER OF    5     Sole Voting Power				     -0-
   SHARES
BENEFICIALLY   6     Shared Voting Power			     -0-
OWNED BY EACH
  REPORTING    7     Sole Dispositive Power			     -0-
 PERSON WITH
               8     Shared Dispositive Power                        -0-

9    Aggregate Amount Beneficially Owned By Each
     Reporting Person                                                -0-

10   Check Box If The Aggregate Amount In Row (9) Excludes
     Certain Shares*                                                 [ ]

11   Percent Of Class Represented By Amount In Row 9                 -0-

12   Type Of Reporting Person                                         CO

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CUSIP No. 82481R106              SCHEDULE 13G               Page 4 of 4


Item 4. Ownership.

        On September 29, 2000, Yamanouchi Group Holding Inc. ("YGH") completed the sale of all of the 5,263,902 American Depositary Shares ("ADSs") of Shire Pharmaceuticals Group plc (representing 15,791,706 Ordinary Shares) that were previously reported as being beneficially owned by YGH and its parent corporation, Yamanouchi Pharmaceutical Co., LTD, ("YPCL"). Accordingly, YGH and YPCL no longer have any beneficial ownership of ADSs or Ordinary Shares of Shire Pharmaceuticals Group plc.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [x].


                            Signature

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 7, 2000.

                               YAMANOUCHI PHARMACEUTICAL CO., LTD.


                               By: /s/ Kaoru Kimura
                                   __________________________
                               Name:  Kaoru Kimura
                               Title: Managing Director


                               YAMANOUCHI GROUP HOLDING INC.


                               By: /s/ Kaoru Kimura
                                   __________________________
                               Name:  Kaoru Kimura
                               Title: Chief Executive Officer